YOUR VOTE IS NEEDED

IMPORTANT PROXY REMINDER FOR SHAREHOLDERS OF THE

SALIENT SELECT INCOME FUND

RE: Fund Reorganization

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding your proxy vote on a very important matter concerning your investment in the Salient Select Income Fund (the “Fund”). This matter pertains to the Reorganization of the Fund into the Ultimus Managers Trust, for which we need your consideration and vote. The deadline to hear from you is 11:59 p.m. Central Time on November 10, 2022.

It is very important that we speak to you regarding this matter. Please call toll-free at 866-416-0565 between 8:00 a.m. and 9:00 p.m. Central Time, Monday through Friday, or 9:00 a.m. to 5:00 p.m. Central Time on Saturday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:

Investor ID:                                                           Security ID:

Shares owned:                                                       Household ID:

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible.

Thank you for your time and consideration.

Sincerely;

Gregory A. Reid

Principal Executive Officer

Forward Funds

SALIENT PARTNERS L.P.

4265 San Felipe, 8th Floor

Houston, TX 77027